07000933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Holland Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, Suite 700
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis A. Holland (312) 553-4830
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697 (Address) Oak Brook (City) IL (State) 60522-3697 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH. D.C. 202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine E. Lavery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holland Capital Management, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DIANA BARON
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/22/09

By: Holland Capital Management, Inc.

Catherine E. Lavery, Vice President

Catherine E. Lavery

Signature

Diana Baron 2-26-07

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLAND CAPITAL MANAGEMENT, L.P.
(A Delaware Limited Partnership)
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO FINANCIAL STATEMENT 3

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Partners of
Holland Capital Management, L.P.

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Partnership) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Holland Capital Management, L.P. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
February 21, 2007

HOLLAND CAPITAL MANAGEMENT, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash	$ 5,154,268
Asset management fees receivable	2,131,125
Securities owned	223,160
Furniture, equipment, software, and leasehold improvements: at cost, less accumulated depreciation and amortization of $419,519	149,363
Deposit with clearing broker	25,000
Prepaid expenses and other assets	250,969
Total assets	$ 7,933,885
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 535,824
Capital lease liability	11,830
Total liabilities	547,654
Partners' capital	7,386,231
Total liabilities and partners' capital	$ 7,933,885

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 - ORGANIZATION

Holland Capital Management, L.P. (the Partnership) was organized as a limited partnership on March 13, 1991 under the laws of the state of Delaware for the purpose of providing investment services. The Partnership is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940. In addition, the Partnership is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. The Partnership is also the Investment Advisor to the Lou Holland Growth Fund (the Growth Fund). The Partnership's office is in Chicago, Illinois.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, as well as the disclosures provided. Actual results may differ from those estimates.

Securities Owned: Marketable securities are valued at estimated fair market value. Securities transactions are recorded on trade date.

Depreciation and Amortization: Depreciation and amortization of furniture, office equipment, software, and leasehold improvements are computed on the basis of estimated useful lives using the straight-line method or the terms of the respective lease, whichever is less.

Income Taxes: Federal income taxes related to income and expenses of the Partnership are the responsibility of the partners and are not included in the accompanying financial statements. The Partnership may be responsible for Illinois replacement tax.

Revenue Recognition: Commissions and related clearing expenses are recorded on the trade-date basis. Asset management fees are invoiced quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

(Continued)

NOTE 3 - SECURITIES OWNED

Securities owned consisted of the following at December 31, 2006:

	Market Value
NASDAQ Stock Market, Inc. common stock	$ 123,160
Federal National Mortgage Association bond, due January 3, 2007	100,000
	$ 223,160

NOTE 4 - RELATED PARTIES

Asset management fees receivable from the Lou Holland Growth Fund were $43,027 at December 31, 2006.

NOTE 5 - RETIREMENT PLAN

The Partnership has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Partnership may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

NOTE 6 - CREDIT FACILITY ARRANGEMENTS

At December 31, 2006, the Partnership had an irrevocable letter of credit with a bank in the amount of $48,898 securing the lease of the office. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears. There were no outstanding borrowings at December 31, 2006.

NOTE 7 - CAPITAL LEASE LIABILITY

The Partnership has a capital lease for office furniture. This lease expires in 2007. The capital lease liability as of December 31, 2006 was $11,830, representing the present value of the remaining lease payments due in 2007. The cost and accumulated amortization of the furniture was $246,832 and $222,149 at December 31, 2006, respectively.

The Partnership will own the office equipment at the end of the lease term in 2007.

(Continued)

NOTE 8 - OFFICE LEASE

The Partnership leases its office facility. Rent commitments are as follows:

2007	$ 226,769
2008	232,390
2009	238,187
2010	244,186
2011	250,311
2012	62,962
	$ 1,254,805

NOTE 9 - DISTRIBUTIONS TO LIMITED PARTNERS

The general partner may, at its sole discretion, make distributions of cash at any time. Distributions shall be made solely to the limited partners pro rata in proportion to each limited partner's capital account.

NOTE 10 - AGREEMENT WITH PERSHING

The Partnership has an agreement whereby the Partnership transacts, on a fully disclosed basis, its securities transactions through Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York Company, Inc. Pursuant to this agreement, the Partnership is ultimately responsible for payment of securities purchased and delivery of securities sold by its customers. Pershing provides the Partnership with certain back office support and clearing services on all principal exchanges. As a condition of this agreement, the Partnership maintains cash of $25,000 in its clearing deposit account at Pershing.

NOTE 11 - REGULATORY CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2006, the Partnership had net capital of $4,870,217, which was $4,833,707 in excess of its required net capital of $36,510. The Partnership's ratio of aggregate indebtedness to net capital was 0.11 to 1.0.

END